Exhibit 99.2

ASSET TRANSFER AND SHARE ISSUANCE AGREEMENT

This Asset Transfer and Share Issuance Agreement (the “Agreement”) is made and entered into as of this 21st of October, 2026, by and between:

1.	AMTD Digital Inc., an exempted company incorporated in the Cayman Islands with limited liability and listed on the NYSE (“Digital”); and

2.	The Generation Essentials Group, a company listed on the NYSE and the London Stock Exchange (“TGE”)

(Digital and TGE are collectively referred to as the “Parties” and individually as a “Party”.)

RECITALS

WHEREAS, Digital owns or possesses the absolute right to transfer the following premium hospitality assets and corresponding equity interests (collectively, the “Target Assets”):

(i) The property, business, and associated operations known as the AMTD IDEA Tribeca Hotel, valued at a consideration of USD 69,000,000, with an effective acquisition date occurring in March 2026;

(ii) A fifty percent (50%) equity interest in RC Perth Operations Pty Ltd and Perth FEC Pty Ltd (representing the hotel operations of the Ritz-Carlton, Perth), valued at a consideration of AUD 100,000,000, with an effective acquisition date occurring in May 2026;

(iii) One hundred percent (100%) of the issued and outstanding share capital of Magic Star International Limited (representing the hotel operations of Regalia Kuala Lumpur), valued at a consideration of HKD 300,000,000, with an effective acquisition date occurring in May 2026; and

(iv) One hundred percent (100%) of the issued and outstanding share capital of Quality Hornsey PropCo Limited (representing the hotel operations of Dao By Dorsett North London), valued at a consideration of GBP 22,656,000, with an effective acquisition date occurring in June 2026.

WHEREAS, Digital desires to sell, assign, and transfer the Target Assets to TGE, and TGE desires to acquire the Target Assets from Digital, upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties, and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1: THE TRANSFER

1.1 Transfer of Target Assets

Subject to the absolute fulfillment or written waiver of the Conditions Precedent set forth in Article 5, Digital hereby agrees to irrevocably sell, assign, transfer, and convey to TGE, and TGE hereby agrees to purchase, acquire, and accept from Digital, all of Digital’s rights, title, and interests in and to the Target Assets, free and clear of all encumbrances (the “Transfer”).

ARTICLE 2: CONSIDERATION AND SHARE ISSUANCE

2.1 Purchase Price

The aggregate purchase price for the Target Assets shall be the sum of: USD 69,000,000 plus AUD 100,000,000 plus HKD 300,000,000 plus GBP 22,656,000. For the purposes of this Agreement, all non-USD amounts have been converted into United States Dollars (USD) based on the official foreign exchange rates published by Bloomberg as of the close of business on May 29, 2026, resulting in a total aggregate purchase price of USD 209,766,000 (the “Purchase Price”).

2.2 Settlement of the Transfer

In full and final settlement of the Purchase Price, Purchaser shall issue and allot to Seller (or its designated nominee) exactly 198,630,381 newly issued Class A shares of TGE (the “Consideration Shares”). The number of Consideration Shares was determined by dividing the Purchase Price by the 30-day volume-weighted average price (VWAP) of Purchaser’s shares traded on the NYSE for the thirty (30) trading days ending on May 29, 2026. The Parties expressly agree that the issuance and allotment of the Consideration Shares shall constitute complete and absolute satisfaction of Purchaser’s obligation to pay the Purchase Price.

ARTICLE 3: EFFECTIVE DATE AND RISK ASSUMPTION

3.1 Effective Date

Notwithstanding the date of execution of this Agreement, the Parties expressly agree that the effective date of the transfer of beneficial ownership, economic rights, and legal title of each respective Target Asset to TGE shall be deemed to be the exact dates of the effective acquisitions of such Target Assets as outlined in the Recitals (the “Effective Date”).

3.2 Absolute Assumption of Liabilities and Bare Trust Arrangement

As of the respective Effective Dates for each Target Asset, TGE hereby unconditionally and irrevocably assumes all economic benefits, profits, losses, debts, operational liabilities, tax obligations, and risks associated with the Target Assets. Digital is hereby deemed to have held the Target Assets strictly as a bare trustee and nominee for and on behalf of TGE from their respective Effective Dates until the formal legal transfers are registered and finalized.

ARTICLE 4: STRICT PROTECTIVE COVENANTS AND INDEMNIFICATION

4.1 Absolute Indemnification

TGE shall unconditionally, irrevocably, and absolutely indemnify, defend, and hold harmless Digital, alongside its directors, officers, shareholders, employees, and affiliates, from and against any and all claims, lawsuits, regulatory fines, tax liabilities, losses, damages, or expenses (including reasonable legal fees) of any nature whatsoever arising out of or related to the ownership, operation, or transfer of the Target Assets from their respective Effective Dates.

4.2 Regulatory Fail-Safe and Unwind Mechanism

In the event that the U.S. Securities and Exchange Commission, the NYSE, the LSE, the SGX, or any other competent regulatory authority or exchange deems any part of this transaction to be in violation of applicable listing rules, the Parties shall have the absolute right to unilaterally unwind and void this Agreement ab initio (from the beginning) without penalty.

4.3 Anti-Dilution Protection

The shares issued to Digital pursuant to Article 2 shall be subject to standard anti-dilution protections. Should TGE undergo any stock split, reverse stock split, stock dividend, recapitalization, or similar capital restructuring prior to the formal registration of the shares, the number of shares to be issued shall be mathematically adjusted to ensure Digital receives the exact same economic value as originally contemplated under this Agreement.

ARTICLE 5: CONDITIONS PRECEDENT

5.1 Board Approvals

The respective obligations of the Parties to consummate the Transfer are strictly conditional upon the receipt of formal corporate approval from the respective Boards of Directors of Digital and TGE.

ARTICLE 6: REPRESENTATIONS AND WARRANTIES

6.1 Mutual Representations

Each Party represents and warrants to the other Party that it is duly organized, has the requisite corporate power to enter into this Agreement, and that this Agreement constitutes a valid and binding obligation.

ARTICLE 7: MISCELLANEOUS

7.1 Governing Law and Exclusive Jurisdiction

This Agreement, and all claims or causes of action arising out of or relating to this Agreement, shall be governed by and construed in accordance with the laws of the Cayman Islands. Any dispute, controversy, or claim arising out of or relating to this Agreement shall be subject to the exclusive jurisdiction of the competent courts of the Cayman Islands.

3